MISSION NEWENERGY LIMITED

ONE MISSION | ONE ENERGY | NEWENERGY

23 November 2012

MANAGING DIRECTOR'S ADDRESS TO THE 2012 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED

Thank you, Mr Chairman.

On behalf of my fellow directors of the company, I also bid you a warm welcome to the 2012 Annual General Meeting of Mission NewEnergy Limited.

The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.

I would like to use this opportunity to update you on the status of the company's operations and some of the key initiatives that we will be seeking to implement in 2013 given the changing industry landscape.

It has been yet another tough year on all fronts for our industry. We have seen continued poor economics in refining, with the second refinery not handed over and now in arbitration with the contractor, which have resulted in our refining operations being placed under care and maintenance. Poor yields from our developing Jatropha feedstock operations has resulted in a substantial downsize of the Jatropha operation.

In addition to the operational challenges, the company has faced considerable corporate challenges, stemming from legal actions and corporate manoeuvres by the KNM Group and its related entities. In the face of a questionable position in the pending arbitration case with Mission, KNM Group has launched and has been defeated on a number of legal cases which are, in our view, vexatious. In addition, KNM's founder and Executive Chairman Ir Lee Swee Eng in his capacity as a shareholder in Mission has also launched a concerted effort to de-rail Mission's critically needed funding and debt re-structure efforts. The combination of these two concerted attacks on the company have resulted in considerable unnecessary diversion of focus and legal expense, at a time when the company needs to deploy all its resources in the most effective manner.

Faced with the above challenges and the discontinuation of the Indonesian joint venture, the Board has had to act decisively to take

into account market and other forces to move the group to a sustainable position for the future. The Board constantly evaluates the opportunities and challenges presenting themselves in order to act in the best interest of shareholders.

The hard decisions made during the year have reduced Group cash burn to a minimum and places the company in the best position available to determine a way forward. The company has been able to re-structure its convertible note debt and is in the process of finalizing a vital additional funding package. The combination of dramatic reduction in costs, re-structuring of debt and the potential completion of further funding, will put the company in a position to weather the storm in its primary industry while looking for new strategic opportunities.

Moving forward the Company intends to keep its Malaysian assets in care and maintenance while awaiting a favourable change in operating conditions. The Company will work with the Indonesian Joint Venture partner to facilitate their acquisition of our equity interests at the cost of investment or market value as provided for in the Joint Venture agreement. The Joint venture partners are keen to settle this matter amicably and are in the process of appointing an internationally known appraiser to value the equity of the Joint venture Company. No further investment is anticipated in Jatropha and all Indian non-core assets will be divested. The Company will

continue to look at other related opportunities and projects, which are expected to create synergies with existing projects to enhance shareholder value.

To summarise, I would like to assure you that your management at Mission is well aware of the crucial steps that need to be taken to resuscitate the business and operations of the company and together with the guidance of our eminent board we are developing the strategic plan. We will be steadfast in implementing them and I look forward to update you as we progress through the year.

In closing, I would like to thank our valued shareholders for their support, my fellow Directors for their guidance and to all our employees and business partners for their diligence and support.

Thank you.